Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year ended
						Three Months Ended
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec	31-Mar
	2005	2006	2007	2008	2009	2010
Consolidated Statements of Income Data
Income (loss) before income taxes	$60,140	($22,227)	$93,934	$81,026	$143,146	$70
Add:
Portion of rents representative of the interest factor	$974	$968	$973	$2,347	$2,287	$553
Interest on indebtedness	12,709	23,437	27,591	21,525	17,530	5,156
Amortization of deferred financing costs	374	1,016	1,431	1,635	1,637	506

Income as adjusted	$74,197	$3,194	$123,929	$106,533	$164,600	$6,285

Fixed charges:
Portion of rents representative of the interest factor	$974	$968	$973	$2,347	$2,287	$553
Interest of indebtedness	12,709	23,437	27,591	21,525	17,530	5,156
Amortization of deferred financing costs	374	1,016	1,431	1,635	1,637	$506

Fixed charges	$14,057	$25,421	$29,995	$25,507	$21,454	$6,215

Ratio of earnings to fixed charges	5.3x	(*)	4.1x	4.2x	7.7x	1.0x

* Earnings were insufficient to cover fixed charges by $22.2 million.